FREE WRITING PROSPECTUS
FILED PURSUANT TO RULE 433
REGISTRATION FILE NO.: 333-165147-03

THIS FREE WRITING PROSPECTUS, DATED JUNE 20, 2012, MAY BE AMENDED OR COMPLETED PRIOR TO TIME OF SALE

STATEMENT REGARDING THIS FREE WRITING PROSPECTUS

The depositor has filed a registration statement (including a prospectus) with the SEC (SEC File No. 333-165147) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the depositor or any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (866) 400-7834 or by emailing cmbs-prospectus@jpmorgan.com.

SUPPLEMENT TO FREE WRITING PROSPECTUS DATED JUNE 12, 2012
$1,050,480,000 (Approximate)

J.P. Morgan Chase Commercial Mortgage Securities Trust 2012-CIBX
Issuing Entity

J.P. Morgan Chase Commercial Mortgage Securities Corp.
Depositor

CIBX Commercial Mortgage, LLC
JPMorgan Chase Bank, National Association
Sponsors and Mortgage Loan Sellers

Commercial Mortgage Pass-Through Certificates, Series 2012-CIBX

J.P.Morgan	CIBC World Markets
Co-Lead Manager and Sole Bookrunner	Co-Lead Manager

Credit Suisse	Goldman, Sachs & Co.
Co-Manager	Co-Manager

1 of 2

THE INFORMATION IN THIS FREE WRITING PROSPECTUS IS NOT COMPLETE AND MAY BE AMENDED PRIOR TO THE TIME OF SALE. THIS FREE WRITING PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT A SOLICITATION OF AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

The information in this Supplement to Free Writing Prospectus (this “Supplement”) clarifies, updates and/or modifies the information contained in the free writing prospectus, dated June 12, 2012 (the “Free Writing Prospectus”), and the structural and collateral term sheet, dated June 12, 2012 (the “Term Sheet” and, together with the Free Writing Prospectus, the “Transaction Free Writing Prospectus”). All references to Loan Nos. in this Supplement are to the corresponding Loan Nos. on Annex A-1 to the Free Writing Prospectus. Capitalized terms used in this Supplement but not defined herein will have the meanings ascribed to them in the Free Writing Prospectus.

A.      The following is information modifies the information contained in the Transaction Free Writing Prospectus:

Removal of Loan-Specific Certificates

The Class PUT and PLZ Certificates will no longer be issued by the Issuing Entity.  The Trust Subordinate Companion Loans (as defined in the Transaction Free Writing Prospectus) previously intended to be included as assets of the Trust Fund will instead be held outside of the Trust in the form of individual promissory notes (each, the related “Subordinate Companion Loan” and collectively, the “Subordinate Companion Loans”).  While the related Mortgage Loan Seller is attempting to sell each Subordinate Companion Loan to third parties, there can be no assurance that any such third party (individually the respective “Subordinate Companion Loan Holder” and collectively, the “Subordinate Companion Loan Holders”) will actually purchase such Subordinate Companion Loan.

Other than with respect to transfers of less than 49% of a Subordinate Companion Loan, any transfer of a Subordinate Companion Loan is required to be to a transferee satisfying the criteria under the related intercreditor agreement (a “Qualified Institutional Lender”) or be conditioned on receipt of a Rating Agency Confirmation (as defined in the Free Writing Prospectus).  A Qualified Institutional Lender is generally an entity that satisfies certain customary restrictions as to its corporate form, capitalization and/or net worth requirements, or be an entity that is controlled by or under common control with institutions meeting these requirements.

If the Mortgage Loan Seller is unable to find such a purchaser, the related Mortgage Loan Seller will continue to hold the Subordinate Companion Loan or an affiliate of the related Mortgage Loan Seller will purchase such Subordinate Companion Loan.

Amounts payable to the holder of the related Trust Subordinate Companion Loan as described in “Description of the Mortgage Pool – AB Whole Loans – Application of Payments” in the Transaction Free Writing Prospectus will be payable to the applicable Subordinate Companion Loan Holder.

Each Subordinate Companion Loan Holder will be entitled to exercise the rights of the related Loan-Specific Directing Certificateholder (as defined in the Free Writing Prospectus), including, among other rights, the consent, consultation, cure and purchase option rights pursuant to the related intercreditor agreement for the related AB Whole Loan as described in “Description of the Mortgage Pool – AB Whole Loan” in the Free Writing Prospectus.  While these are the same rights that the master servicer or special servicer would exercise with respect to any AB Whole Loan at the direction of the related Loan-Specific Directing Certificateholder, as a result of each Trust Subordinate Companion Loan being held outside the Trust Fund, those rights will now be exercised directly by, and the related subordinate note will be held by, the related Subordinate Companion Loan Holder.

Removal of Class A-3FL and Class A-3FX Certificates

The Class A-3FL and Class A-3FX certificates will not be issued by the trust and the trust will not enter into the swap contract at closing.  All references to those certificates, the swap contract and related definitions in the Transaction Free Writing Prospectus should be disregarded.  The certificate balance of the Class A-3 certificates is now expected to be $283,979,000.

2 of 2

THE INFORMATION IN THIS FREE WRITING PROSPECTUS IS NOT COMPLETE AND MAY BE AMENDED PRIOR TO THE TIME OF SALE. THIS FREE WRITING PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT A SOLICITATION OF AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.